EXHIBIT 5.1

[Cooley Godward LLP Letterhead]


September 19, 2003

DigitalThink, Inc.
601 Brannan Street
San Francisco, CA 94107

RE:  Registration Statement on Form S-3

Ladies and Gentlemen:
We have acted as counsel for DigitalThink, Inc. (the "Company") in connection with the private placement pursuant to that certain Securities Purchase Agreement, dated as of September 8, 2003, by and among the Company and the Purchasers listed on the Schedule of Purchasers thereto. This opinion is being furnished in connection with a Registration Statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") covering the resale of up to 4,166,667 shares of common stock (the "Common Shares") and up to 1,998,698 shares of common stock that may be issued upon the exercise of warrants (the "Warrant Shares").

In rendering this opinion, we have examined the following documents: (i) the Company's Certificate of Incorporation and Bylaws, as amended and restated since the inception of the Company; (ii) the resolutions of the Board of Directors adopted by unanimous written consent on September 4, 2003, (iii) the Registration Statement; and (iv) such other documents, legal opinions, precedents, corporate and other records of the Company, and certificates of public officials and officers of the Company that we have deemed necessary or appropriate to provide the basis for the below opinion.

Based on the foregoing, we are of the opinion that the Common Shares have been validly issued and are fully paid and non-assessable, and the Warrant Shares, when issued upon exercise of the warrants in accordance with their terms, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters."

Very truly yours,

Cooley Godward LLP



By:      /s/ Jodie M. Bourdet
         Jodie M. Bourdet